20170246

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2017

Gary Gerstman
Sidley Austin LLP
ggerstman@sidley.com

Re: PayPal Holdings, Inc.
Incoming letter dated January 23, 2017

Dear Mr. Gerstman:

This is in response to your letters dated January 23, 2017 and February 21, 2017 concerning the shareholder proposal submitted to PayPal by Amalgamated Bank's LongView LargeCap 500 Index Fund and Dylan Sage. We also have received a letter on the proponents' behalf dated February 10, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

March 13, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PayPal Holdings, Inc.
Incoming letter dated January 23, 2017

The proposal asks the board to prepare a report that evaluates the feasibility of the company achieving by 2030 “net-zero” emissions of greenhouse gases from parts of the business directly owned and operated by the company.

We are unable to concur in your view that PayPal may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that PayPal may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that PayPal may exclude the proposal under rule 14a-8(i)(11). In our view, the proposal does not substantially duplicate the proposal submitted to PayPal by the New York State Common Retirement Fund. Accordingly, we do not believe that PayPal may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SIDLEY AUSTIN LLP
SIDLEY

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February 21, 2017

By email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re: PayPal Holdings, Inc. – Supplemental Request to Exclude Stockholder Proposal of Amalgamated Bank's LongView LargeCap 500 Index Fund and Dylan Sage Pursuant to Rule 14a-8

Ladies and Gentlemen:

Amalgamated Bank's LongView LargeCap 500 Index Fund and Baldwin Brothers Inc. on behalf of Dylan Sage (the "Proponents") submitted a stockholder proposal and statement in support thereof (the "GHG Emissions Report Proposal") to PayPal Holdings, Inc., a Delaware corporation ("PayPal" or the "Company"), for inclusion in PayPal's proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (the "2017 Annual Meeting" and such materials, collectively, the "2017 Proxy Materials"). The GHG Emissions Report Proposal requests that the Board of Directors of PayPal "prepare a report to shareholders that evaluates the feasibility of the Company achieving by 2030 "net-zero" emissions of greenhouse gases ("GHG") from parts of the business directly owned and operated by the Company, including any executive and administrative offices, data centers, product development offices, fulfillment centers and customer service offices, as well as the feasibility of reducing other emissions associated with the Company's activities."

This supplemental letter is submitted in response to a letter from the Proponents, dated February 10, 2017 (the "February 10 Response"), and should be read in conjunction with PayPal's January 23, 2017 letter to the Staff, notifying it of PayPal's intent to exclude the GHG Emissions Report Proposal pursuant to Exchange Act Rule 14a-8 (the "January 23 Submission").

ARGUMENT

I. ***<u>The GHG Emissions Report Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Concerns the Company's Ordinary Business Operations.</u>***

The February 10 Response states that Apple "argued to the Division [that] there is a substantial difference between requests (a) to develop a plan that will, in fact, reach a net-zero GHG emission level by 2030, and (b) to examine if achieving that goal is feasible by a given date."[1] The February 10 Response asserts "that the *Apple* and *Deere* proposals approached the issue [of net zero GHG emissions] in a significantly different manner, as even Apple acknowledged when it sought no-action relief – a concession that PayPal studiously ignores."[2] Because the Proponents aver that there is a "significant difference" between proposals that have substantially similar underlying subject matter where one proposal requires a report while the other does not, the Company wishes to respond briefly to clarify.

Notwithstanding any distinction articulated by Apple, which the February 10 Response concedes is "obviously… not binding on the Division"[3], it has long been the Staff's position that the "subject matter" of a report will ultimately determine whether or not a proposal is excludable under Rule 14a-8(i)(7).[4] An interpretation that "proposals requesting issuers to prepare reports on specific aspects of their business … would not be excludable under Rule 14a-8(c)(7)" would "raise[] form over substance and render[] the provisions of paragraph (c)(7) [now (i)(7)] largely a nullity."[5]

As noted in the January 23 Submission, the *Apple* and *Deere* proposals request the generation of a feasible plan for achieving net-zero GHG emission status by 2030[6], whereas the GHG Emissions Report Proposal requests the *preparation of a report* evaluating the feasibility of achieving net-zero GHG emission status by 2030. The proponents attempt to draw a distinction between a proposal requesting the generation of a feasible plan to achieve net-zero GHG emission status by 2030, on the one hand, and a proposal requesting a report that evaluates the feasibility of such a plan, on the other hand. However, as the 1983 Release makes clear, if the underlying subject matter of a proposal seeks to micromanage a company, it should be excluded under Rule 14a-8(i)(7). To provide for a different outcome merely because a proposal

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[1] February 10 Response at 3.

[2] *Id*.

[3] *See id.* at 4.

[4] *See* Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release").

[5] *See id.*

[6] *See Apple Inc.* (Dec. 5, 2016); *Deere & Company* (Dec. 5, 2016).

is framed as requiring a report on substantially similar underlying subject matter would raise form over substance and render the provisions of paragraph (i)(7) a "nullity." [7]

The January 23 Submission cites the Staff's decision to grant no action relief to the *Apple* and *Deere* proposals because, consistent with the Staff's approach to analyzing proposals asking for the preparation of a report "the underlying subject matter of the report"[8] requested by the GHG Emissions Report Proposal is substantially similar to the underlying subject matter of the *Apple* and *Deere* proposals. While the forms of the proposals differ[9], their underlying substance is substantially the same. Accordingly, where such proposals "seek to micromanage the company,"[10] as is the case here, no action relief under 14a-8(i)(7) should be granted.

II. ***The GHG Emissions Report Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates a Previously Received Proposal That the Company Intends To Include in Its Proxy Materials.***

To avoid the conclusion that the GHG Emissions Report Proposal substantially duplicates a previously received proposal that the Company intends to include in its 2017 Proxy Materials, and is therefore excludable pursuant to Rule 14a-8(i)(11), the February 10 Response draws two curious distinctions between the GHG Emissions Report Proposal and the proposal on sustainability reporting previously submitted to the Company (the "Sustainability Report Proposal") by the New York State Common Retirement Fund. First, it asserts that because the GHG Emissions Report Proposal is narrower in scope than the Sustainability Report Proposal, the GHG Emissions Report Proposal and the Sustainability Report Proposal are not substantially duplicative.

Proposals need not be identical to warrant exclusion under Rule 14a-8(i)(11). Instead, in determining whether two or more proposals are substantially duplicative, the Staff has consistently taken the position that proposals with the same "principal thrust" or "principal focus" may be substantially duplicative, even if they differ as to terms and scope or request different actions.[11] A proposal may be excluded from a company's proxy materials under Rule

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[7] *See id.*

[8] *See* Staff Legal Bulletin No. 14E (Oct. 29, 2009).

[9] *See* January 23 Submission at 6 (acknowledging that the forms of the proposals differ).

[10] *See Apple Inc.* (Dec. 5, 2016); *Deere & Company* (Dec. 5, 2016).

[11] *See, e.g., Chevron Corp.* (Mar. 23, 2009) (proposal requesting a report on "the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest" was substantially duplicative of a previously submitted proposal requiring that the company adopt "quantitative, long-term goals . . . for reducing total greenhouse gas emissions"); *Wells Fargo & Co.* (Feb. 8, 2011) (proposal seeking a review and report on the company's internal controls regarding loan modifications, foreclosures and securitizations was substantially duplicative of a previously submitted proposal seeking a report on the company's mortgage loss mitigation policies and outcomes, including home preservation rates and loss mitigation outcomes by race).

14a-8(i)(11) if the earlier submitted proposal subsumes the later proposal.[12] That is the case here. A comprehensive sustainability report that includes metrics and "objective quantitative indicators and goals" with respect to the Company's GHG emissions clearly subsumes the GHG Emissions Report Proposal's narrower request for a report on whether and how the Company might achieve reductions in GHG emissions such that it would be a "net-zero" producer of GHG emissions.

Second, the February 10 Response asserts that the GHG Emissions Report Proposal is distinct from the Sustainability Report Proposal because the GHG Emissions Report Proposal is "entirely forward-looking" and the Sustainability Report Proposal is "backward-looking".[13] There is no meaningful distinction between the report sought by the GHG Emissions Report Proposal, which would require a review of the Company's current and historical operations to determine the feasibility of the Company achieving net-zero emissions status by 2030, and the reports to be prepared by the Company on an annual basis going forward as sought by the Sustainability Report Proposal. Both proposals request reports for future periods and the preparation of such reports would require thoughtful analysis of past, present and future activities of the Company. Furthermore, the Sustainability Report Proposal provides that certain forward-looking metrics, including short- and long-term responses to ESG-related issues and policies and goals (which are by definition forward-looking), be included in the annual reports.

Finally, the Company wishes to respond briefly to the assertion in the February 10 Response that the *Chevron Corp.* (Mar. 24, 2009) decision (the "March 24 Decision"), which denied relief under the (i)(11) exclusion, is a "more apposite decision" than the *Chevron Corp.* (Mar. 23, 2009) and *Wells Fargo & Co.* (Feb. 8, 2011) decisions cited by the Company in its January 23 Submission.[14] The March 24 Decision addressed a situation in which Chevron received two proposals: the first requested a report on the policies and procedures of Chevron regarding Chevron's analysis of the laws of regulations of host countries "with respect to their adequacy to protect human health, the environment and [Chevron's] reputation," and the second requested a report on Chevron's criteria for "(i) investment in; (ii) continued operations in; and, (iii) withdrawal from specific countries." Although Chevron received two proposals regarding foreign countries, the thrusts of the proposals were not the same – one focused on Chevron's analysis of the laws and regulations of foreign countries with respect to human health, environment and Chevron's reputation, the other focused on Chevron's criteria for foreign investments and operations. The first proposal was not necessarily subsumed within the second; a report on Chevron's criteria for its foreign investments and operations would not necessarily address the information requested in the first proposal (i.e., Chevron's analysis of the host country's laws and regulations with respect to human health, the environment and Chevron's reputation).

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[12] *Id.*

[13] *See* February 10 Response at 6.

[14] *See* February 10 Response at 7.

The two proposals received by the Company are easily distinguished from the proposals in the March 24 Decision. While the Sustainability Report Proposal requests a report that is broader than the report requested by the GHG Emissions Report Proposal and therefore includes additional topics that the GHG Emissions Report Proposal does not request, the thrust of the GHG Emissions Report Proposal (i.e., a report on the Company's GHG emissions and ability to reduce them) would necessarily be subsumed within the Sustainability Report Proposal, which specifically requires a discussion of Company's "relevant policies, practices, metrics and goals" on GHG emissions.

CONCLUSION

Based upon the foregoing analysis, in addition to the arguments set forth in the January 23 Submission, we respectfully request that the Staff concur that it will not recommend enforcement action if the Company excludes the GHG Emissions Report Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to the undersigned at gary.gerstman@sidley.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (312) 853-2060.

Sincerely,

Gary Gerstman

Gary Gerstman

Attachments

Cc: Brian Yamasaki, Corporate Secretary, PayPal Holdings, Inc.
Cornish F. Hitchcock
Taylor Baldwin, Chief Operating Officer, Baldwin Brothers, Inc.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

10 February 2017

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By electronic mail: shareholderproposals@sec.gov

Re: Shareholder proposal to PayPal Holdings, Inc. from Amalgamated Bank's LongView LargeCap 500 Index Fund and Baldwin Brothers Inc. on behalf of Dylan Page

Dear Counsel:

I write on behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund and Baldwin Brothers Inc., on behalf of Dylan Page (collectively the "Fund"), in response to the letter from counsel for PayPal Holdings, Inc. ("PayPal" or the "Company") dated 23 January 2017 ("PayPal Letter") in which PayPal advises that its intends to omit from its 2017 proxy materials a proposal submitted the Fund. For the reasons set forth below, we respectfully ask the Division to deny the requested no-action relief.

The Resolution and PayPal's Objections

Citing the Paris Agreement on climate change signed by 196 parties in 2016, the resolution asks PayPal's board of directors to–

> prepare a report to shareholders that evaluates the feasibility of the Company achieving by 2030 "net-zero" emissions of greenhouse gases from parts of the business directly owned and operated by the Company, including any executive and administrative offices, data centers, product development offices, fulfillment centers and customer service offices, as well as the feasibility of reducing other emissions associated with the Company's activities.

The resolution includes the standard conditions that the report should be prepared at reasonable expense and may exclude confidential information.

The supporting statement explains that the parties to the Paris Agreement, including the United States, agreed to limit climate change to an average global warming of 2° Celsius above pre-industrial temperatures, with a goal of limiting it to 1.5° Celsius. The Intergovernmental Panel on Climate Change states that to reach this goal, CO_2 emissions must fall to zero by 2040 to 2070, and scientists agree that reaching the Paris Agreement's 1.5° goal means that the world must reach "net-zero" greenhouse gas emissions by 2030-2050. This is sooner than is currently planned by most corporations and nations.

What are "net-zero" greenhouse gas emissions? The concept refers to reducing the level of greenhouse gases emitted on an annual basis to a level roughly equal to the amount of renewable energy created by an individual entity. The proposal states the belief that achieving that goal is important for companies generally to achieve long-term shareholder value and that PayPal should be a leader in this area, given its prominent role in the new technology economy.

The supporting statement suggests that PayPal consider the feasibility of a net-zero future by using THE GREENHOUSE GAS PROTOCOL, prepared by World Business Council for Sustainable Development and the World Resources Institute, which provides a guide for quantifying and reporting corporate greenhouse gas emissions. The supporting statement also cites certain criteria to be considered to assure that the offsets are permanent and validly counted and assessed.

PayPal seeks no-action relief on two grounds:

(1) the proposal implicates the "ordinary business" of the Company and may thus be excluded under Rule 14a-8(i)(7), and

(2) the proposal "substantially duplicates" a previously submitted proposal that PayPal intends to publish in its proxy, thus allowing the proposal to be excluded under Rule 14a-8(i)(11).

As we now explain, neither objection has merit.

Discussion

A. The issues here transcend PayPal's "ordinary business" operations.

PayPal's letter recites the familiar criteria for excluding a proposal under Rule 14a-8(i)(7), and the letter focuses on alleged efforts at "micro-management." As a general response to the charge of "micro-management," we note the Division's comments in STAFF LEGAL BULLETIN 14H (2015), part C of which made it clear that "a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the 'nitty-gritty of its core business'" (internal citation omitted). That is the situation here. The issue of climate change presents a significant policy issue for PayPal's shareholders, even if the resolution deals with what PayPal regards as the "nitty-gritty" of its business.

PayPal first argues that the alleged micro-management consists of "imposing a highly specific framework and timeline for investigating complex policies to satisfy quantitative targets." PayPal Letter at 5 (initial capitals omitted). This argument rests almost exclusively on two recent no-action letters that granted no-action relief on a proposal that also dealt with net-zero emissions. *Apple Inc.* (5 December 2016) and *Deere & Company* (5 December 2016). However, the proposal to *Apple* and *Deere* approached the issue in a significantly different manner, as even Apple acknowledged when it sought no-action relief – a concession that PayPal studiously ignores.

The *Apple/Deere* proposal asked those companies to "generate a feasible plan for the Company to reach a net-zero GHG emission status by the year 2030 for all aspects of the business which are directly owned by the Company and major suppliers." The Fund's proposal is not as prescriptive, and it does not require the company to generate a plan that is "feasible" – which the Merriam-Webster Dictionary defines as "capable of being done or carried out."

Here, by contrast, the Fund asks PayPal to "evaluate[ ] the feasibility" of achieving a net-zero goal by 2030. As Apple argued to the Division, there is a substantial difference between requests (a) to develop a plan that will, in fact, reach a net-zero GHG emission level by 2030, and (b) to examine if achieving that goal is feasible by a given date. As Apple articulated the distinction:

> Developing a "feasible" plan to shareholders for the Company to achieve net-zero greenhouse gas emissions by 2030 is a fundamentally different proposal from a report assessing the feasibility and policy options for the Company to reach that goal. Developing and selecting a feasible plan would require the Company to evaluate and prioritize particular courses of actions and changes to its operations and business, and then to replace its own judgments about the best course of action with a course of action directed solely at meeting the specific emissions level selected by the Proponent by the arbitrary date mandated by the Proposal.

Apple Inc., supra, at PDF p. 36 (footnote omitted).[1]

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[1] The omitted footnote noted that because Apple had previously included a proposal similar to the one at issue here that simply requested a report on the feasibility of and policy options for reach a net-zero emission status by 2030, terming that approach "substantially different" from a proposal to deliver a plan that is fully "feasible" by the requested date.

Obviously, Apple's analysis is not binding on the Division, but if PayPal wants to showcase the *Apple/Deere* precedents, PayPal needs to offer more than a bald assertion that the Fund's proposal and the *Apple/Deere* proposal involve "a distinction without a difference" and broad generalizations that the proposed study involves complex issues. Apple Letter at p. 6. PayPal makes no effort to explain why the type of study proposed here is comparable in complexity to what was proposed in *Apple/Deere,* nor does PayPal mention (much less try to rebut) why PayPal could not examine the issue using the protocols set out in *The Greenhouse Gas Protocol,* which is cited by the Fund and which offers guidance on how companies and others can perform a carbon inventory and consider different policy options to reduce their carbon footprint.

More fundamentally, however, there is a significant difference between the Fund's proposal and a proposal seeking the delivery of a plan that will, in fact, work by a date certain. That is, after all, the essence of what is "feasible" -- something that we know will work. Conceptually, however, as well as in practical terms, such a request is light years away from a request to evaluate the feasibility of achieving that goal by a date certain. Any number of conclusions may result from such a study, *e.g.,* "The goal is feasible at reasonable cost and will require little change from current policies," "The goal is feasible but only at significant cost and by undertaking these changes" and various other alternatives.

Why does this matter to shareholders? At a basic level, climate change poses several types of risk to investors. The first is physical risk, *e.g.,* risks from rising sea levels and the like on a company's operations. The second is regulatory or legislative: The time may come between now and 2030 or 2040 when regulators or legislators deem it important to take more aggressive action on climate change issues. If that happens, will publicly traded companies be prepared? If they are not prepared, what will be the cost to shareholders?

The Fund's resolution represents an effort by investors to get answers from a portfolio company to these types of questions. We deal with a time period – 13 years – that to some may seem like a long-term horizon, but that may not turn out to be the case.[2]

The no-action letters cited by PayPal do not advance the company's argument because, as was true of the *Apple/Deere* proposal, they were highly prescriptive and sought the implementation of specific policies or levels of improvement. PayPal Letter at 7 n.12. See *FirstEnergy Corp.* (8 March 2013) (specifically requiring attainment of certain levels of energy efficiency that would affect the company's

[2] In this regard, PayPal's complaint that the proposal has a "highly specific" deadline is difficult to fathom. A resolution that asks, in effect, "What can you do on this topic over the next 13 years?" would hardly seem to be the epitome of micro-management.

decisions about which technologies to use); *Dominion Resources, Inc.* (2 February 2011) (asking company to "provide financing" for rooftop solar or wind power to certain customers in a manner "designed to earn a profit"); *General Electric Co.* (9 January 2009) (asking GE to "immediately cease execution of orders for new reactors, divest itself of its commercial nuclear energy investment by 2012, and . . . instead focus on increasing revenues of its renewable energy divisions."

For these reasons, the Fund's proposal may not be excluded under Rule 14a-8(i)(7).

B. The Fund's proposal does not "substantially duplicate" a previously received proposal with a significantly different focus.

PayPal claims that the Fund's proposal may be omitted in light of a request from the New York State Common Retirement Fund ("New York") to "issue an annual sustainability report describing the company's short- and long-term responses to ESG-related issues."

PayPal argues that the two proposals are "substantially duplicative." They are not. Indeed, PayPal makes several telling concessions that underscore this point, notably, the acknowledgments that the New York proposal is "more comprehensive" and that the New York proposal "does not expressly mention certain particulars" that are in the Fund's proposal. PayPal Letter at pp. 10, 11. That is exactly right, but even this grudging acknowledgment does not capture the extent of the differences between the two proposals.

The Fund's proposal is focused on a specific topic, namely, the feasibility of achieving net-zero emissions 13 years from now. By contrast, the New York proposal seeks an annual report on the full range of "environmental, social and governance (ESG)" issues, which the New York proposal notes, would cover "environmental impacts, labor practices, human rights, product responsibility, and community impacts." See PayPal Letter at p. 9. These are among the topics covered in the Global Reporting Initiative's SUSTAINABILITY REPORTING GUIDELINES, which the New York proposal recommends be used as the basis for PayPal's sustainability reporting.

Given the large number of topics covered by the New York proposal – some of which are explicitly mentioned in the supporting statement – it cannot be said that the "principal thrust" or "principal focus" of the two proposals are the same. The Fund's proposal has nothing to do with PayPal's human rights record, its commitment to female or minority representation on the board of directors, the company's supply chain practices, or other activities.

To be sure, both proposals do deal with greenhouse gas emissions, but they do in a very different way. The first is quantitative. To illustrate the different scope of coverage, the SUSTAINABILITY REPORTING GUIDELINES is a multi-volume work that addresses the topic of "emissions" in three pages of a 97-page volume entitled *Reporting Principles and Standard Disclosure* and 16 pages of a 269-page volume entitled *Implementation* (much of which repeats what is in the first volume). The GUIDELINES in their entirety are available at https://www.globalreporting.org/information/g4/Pages/default.aspx, and we attach the pertinent pages from the first volume that deal with "Emissions."

An examination of the attached pages illustrates the second and qualitative difference between the thrust of the New York proposal and the Fund's proposal. The Fund's proposal is entirely forward -looking – it asks PayPal to examine the feasibility of reaching a net-zero emission status over the next 13 years.

By contrast, the SUSTAINABILITY REPORTING GUIDELINES are backward-looking – What has the company done during the reporting period just ended? This is made clear when one examines the factor most germane to the topic of greenhouse gas reductions, entitled "Reduction of Greenhouse Gases (GHG) Emissions," G4-EN-19 (Attachment p. 59).

Part (a) of G4-EN-19 asks a reporting company to "[r]eport the amount of GHG emissions reductions achieved as a direct result of initiatives to reduce emissions, in metric tons of CO_2 equivalent." The other elements of G4-EN-19 seek reporting of the names of the gases included in that calculation; the base year or baseline chosen for measuring reductions, and the rationale; standards and methodologies used; and the nature of the emissions.

That's it. "What have you done since the last report?", not "What can you do between now and 13 years from now?" In fact, the term "net-zero" does not appear in the hundreds of pages of documents in the SUSTAINABILITY REPORTING GUIDELINES.

Despite the concededly different scope of the two proposals, PayPal argues that shareholders "may be confused" if both proposals are in the proxy. PayPal Letter at p. 11. But would they? It seems unlikely, as it is not difficult to imagine a shareholder evaluating both proposals separately with principled positions for a vote on each. For example–

• "Yes" on both proposals: "I am concerned about the specific issue of what the company is doing to get to net-zero emissions, and I am also interested in more information about the company's current practice on a broad range of ESG issues.

• "No" on both proposals: "I am not interested in ESG issues and am willing to leave such issues up to management's discretion to do the right thing."

• "Yes" on the Fund's proposal and "No" on the New York proposal: "The Paris Agreement is an important new development, and I am interested in what exactly the company can do by 2030, but I don't find sustainability reports to be particularly useful – too much information on too many topics to permit a proper evaluation."

•"No" on the Fund's proposal and "Yes" on the New York proposal: "I'm not sure that I need to know the type of information that the Fund is seeking, and 2030 is a long way off, and much can happen between now and then; however, I am interested in the full range of sustainability issues more broadly."

These examples are meant to be illustrative, and not the only reactions that a shareholder might have to seeing the two proposals in the same proxy statement.

The cited no-action letters offer no assistance to PayPal's claim. In *General Electric Co.* (23 January 2009), a company's decision to print a proposal urging an end to all forms of bonus and options compensation was deemed broad enough to warrant exclusion of a proposal dealing with a subset of that universe, namely, a form of compensation relating to unvested shares. In *Bank of America Corp.* (24 February 2009), the excluded proposal recommended a compensation reform that was explicitly included as one of a package of compensation reforms addressed in the more extensive proposal that the company was planning to print. The overlap in those two cases is clear – the topic of the specific proposal was swallowed up by the broader proposal. The same level of overlap is missing here, as one proposal looks to the future while the other seeks information about the past.

Moreover, PayPal ignores a more apposite decision in *Chevron Corp.* (24 March 2009), which denied relief under the (i)(11) exclusion when the company was confronted competing proposals that sought–

•"information on the policies and procedures that guide Chevron's assessment of host countries laws and regulations with respect to their adequacy to protect human health, the environment and our company's reputation," and

•a report on "Chevron's criteria for (i) investment in; (ii) continued operations in; and, (iii) withdrawal from specific countries."

Despite Chevron's argument that both proposals dealt with decisions about where to invest and for how long, the Division determined that the two proposals were sufficiently different to make the (i)(11) exclusion inapplicable.

Thus the Fund's proposal may not be excluded from PayPal's proxy under Rule 14a-8(i)(11).

Conclusion.

PayPal has thus failed to carry its burden of showing that the Fund's resolution may be excluded on "ordinary business" grounds under Rule 14a-8(i)(7) or under the exemption in Rule 14a-8(i)(11) for proposals that "substantially duplicate" a proposal that the company intends to include in its proxy materials. Accordingly, we respectfully ask you to advise PayPal that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if any additional information would be helpful.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Gary Gerstman, Esq.
(Via e-mail at ggerstman@sidley.com)

G4 SUSTAINABILITY REPORTING GUIDELINES

Global Reporting Initiative™

REPORTING PRINCIPLES AND STANDARD DISCLOSURES

Interpretations on the G4 Guidelines, issued by the Global Sustainability Standards Board, are located at the end of this document, and are to be considered by all users.

Aspect: Emissions

SEE IMPLEMENTATION MANUAL

See references 100, 102, 118, 130, 131, 134. p. 105

Introduction

In the Guidelines, the Emissions Aspect includes Indicators on greenhouse gas (GHG) emissions as well as ozone-depleting substances, NO_X, SO_X, and other significant air emissions.

Reporting of GHG emissions is based on the reporting requirements of the WRI and WBCSD 'GHG Protocol Corporate Accounting and Reporting Standard' (GHG Protocol).

The GHG Protocol includes a classification of GHG emissions called 'Scope' – Scope 1, Scope 2 and Scope 3.

Scope is a classification of the operational boundaries where GHG emissions occur. Scope classifies whether GHG emissions are created by the organization itself, or are created by other related organizations, for example, electricity suppliers or haulage companies, as follows:

- Direct (Scope 1) emissions from operations that are owned or controlled by the organization
- Energy Indirect (Scope 2) emissions result from the generation of purchased or acquired electricity, heating, cooling, and steam consumed within the organization
- Other Indirect (Scope 3) emissions are all indirect emissions (not included in Scope 2) that occur outside of the organization, including both upstream and downstream emissions

Scopes 1, 2, and 3 of the GHG Protocol align with ISO 14064 definitions and the GRI Indicators as follows:

- Scope 1 = direct GHG emissions (GRI Indicator G4-EN15)
- Scope 2 = energy indirect GHG emissions (GRI Indicator G4-EN16)
- Scope 3 = other indirect GHG emissions (GRI Indicator G4-EN17)

The GHG Protocol prescribes reporting direct (Scope 1) emissions and energy indirect (Scope 2) emissions. Reporting other indirect (Scope 3) emissions is optional. The WRI and WBCSD 'GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard' prescribes reporting other indirect (Scope 3) emissions.

G4-EN15

See references 7, 12, 13, 102, 130, 134.

DIRECT GREENHOUSE GAS (GHG) EMISSIONS (SCOPE 1)

a. Report gross direct (Scope 1) GHG emissions in metric tons of CO_2 equivalent, independent of any GHG trades, such as purchases, sales, or transfers of offsets or allowances.
b. Report gases included in the calculation (whether CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, or all).
c. Report biogenic CO_2 emissions in metric tons of CO_2 equivalent separately from the gross direct (Scope 1) GHG emissions.
d. Report the chosen base year, the rationale for choosing the base year, emissions in the base year, and the context for any significant changes in emissions that triggered recalculations of base year emissions.
e. Report standards, methodologies, and assumptions used.
f. Report the source of the emission factors used and the global warming potential (GWP) rates used or a reference to the GWP source.
g. Report the chosen consolidation approach for emissions (equity share, financial control, operational control). pp. 107-109

SEE IMPLEMENTATION MANUAL

G4-EN16

See references 7, 12, 13, 102, 130.

ENERGY INDIRECT GREENHOUSE GAS (GHG) EMISSIONS (SCOPE 2)

a. Report gross energy indirect (Scope 2) GHG emissions in metric tons of CO_2 equivalent, independent of any GHG trades, such as purchases, sales, or transfers of offsets or allowances.
b. Report gases included in the calculation, if available.
c. Report the chosen base year, the rationale for choosing the base year, emissions in the base year, and the context for any significant changes in emissions that triggered recalculations of base year emissions.
d. Report standards, methodologies, and assumptions used.
e. Report the source of the emission factors used and the global warming potential (GWP) rates used or a reference to the GWP source, if available.
f. Report the chosen consolidation approach for emissions (equity share, financial control, operational control).

pp. 110-111

G4-EN17

See references 5, 7, 12, 13, 102, 131, 133, 134.

OTHER INDIRECT GREENHOUSE GAS (GHG) EMISSIONS (SCOPE 3)

a. Report gross other indirect (Scope 3) GHG emissions in metric tons of CO_2 equivalent, excluding indirect emissions from the generation of purchased or acquired electricity, heating, cooling, and steam consumed by the organization (these indirect emissions are reported in Indicator G4-EN16). Exclude any GHG trades, such as purchases, sales, or transfers of offsets or allowances.
b. Report gases included in the calculation, if available.
c. Report biogenic CO_2 emissions in metric tons of CO_2 equivalent separately from the gross other indirect (Scope 3) GHG emissions.
d. Report other indirect (Scope 3) emissions categories and activities included in the calculation.
e. Report the chosen base year, the rationale for choosing the base year, emissions in the base year, and the context for any significant changes in emissions that triggered recalculations of base year emissions.
f. Report standards, methodologies, and assumptions used.
g. Report the source of the emission factors used and the global warming potential (GWP) rates used or a reference to the GWP source, if available.

pp. 112-114

G4-EN18

See references 7, 130, 134.

GREENHOUSE GAS (GHG) EMISSIONS INTENSITY

a. Report the GHG emissions intensity ratio.
b. Report the organization-specific metric (the ratio denominator) chosen to calculate the ratio.
c. Report the types of GHG emissions included in the intensity ratio: direct (Scope 1), energy indirect (Scope 2), other indirect (Scope 3).
d. Report gases included in the calculation.

p. 115

SEE IMPLEMENTATION MANUAL

G4-EN19

See references 7, 102, 130, 131, 132, 134.

REDUCTION OF GREENHOUSE GAS (GHG) EMISSIONS

a. Report the amount of GHG emissions reductions achieved as a direct result of initiatives to reduce emissions, in metric tons of CO_2 equivalent.
b. Report gases included in the calculation (whether CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, or all).
c. Report the chosen base year or baseline and the rationale for choosing it.
d. Report standards, methodologies, and assumptions used.
e. Report whether the reductions in GHG emissions occurred in direct (Scope 1), energy indirect (Scope 2), other indirect (Scope 3) emissions.

pp. 116-117

G4-EN20

See references 12, 13, 120, 121.

EMISSIONS OF OZONE-DEPLETING SUBSTANCES (ODS)

a. Report production, imports, and exports of ODS in metric tons of CFC-11 equivalent.
b. Report substances included in the calculation.
c. Report standards, methodologies, and assumptions used.
d. Report the source of the emission factors used.

p. 118

G4-EN21

See references 110, 111, 112, 113, 119.

NO_X, SO_X, AND OTHER SIGNIFICANT AIR EMISSIONS

a. Report the amount of significant air emissions, in kilograms or multiples for each of the following:
   - NO_X
   - SO_X
   - Persistent organic pollutants (POP)
   - Volatile organic compounds (VOC)
   - Hazardous air pollutants (HAP)
   - Particulate matter (PM)
   - Other standard categories of air emissions identified in relevant regulations
b. Report standards, methodologies, and assumptions used.
c. Report the source of the emission factors used.

pp. 119-120

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

ggerstman@sidley.com
(312) 853 2060

January 23, 2017

By email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re: PayPal Holdings, Inc. – Request to Exclude Stockholder Proposal of Amalgamated Bank's LongView LargeCap 500 Index Fund and Dylan Sage Pursuant to Rule 14a-8

Ladies and Gentlemen:

PayPal Holdings, Inc., a Delaware corporation ("PayPal" or the "Company"), hereby notifies the Division of Corporation Finance of its intention to exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (the "2017 Annual Meeting" and such materials, collectively, the "2017 Proxy Materials") a stockholder proposal (the "GHG Emissions Report Proposal") submitted by Amalgamated Bank's LongView LargeCap 500 Index Fund and Baldwin Brothers Inc. on behalf of Dylan Sage (the "Proponents") for the reasons stated below.

This letter, together with the GHG Emissions Report Proposal and the related correspondence, are being submitted to the Staff via email in lieu of mailing paper copies. A copy of this letter and the attachments are being sent on this date to the Proponents advising them of PayPal's intention to omit the GHG Emissions Report Proposal from its 2017 Proxy Materials. We respectfully remind the Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to the GHG Emissions Report Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k).

THE GHG EMISSIONS REPORT PROPOSAL

The GHG Emissions Report Proposal sets forth the following resolution and supporting statement to be voted on by stockholders at the 2017 Annual Meeting:

> RESOLVED: The shareholders ask the Board of Directors of PayPal Holdings, Inc. (the "Company") to prepare a report to shareholders that evaluates the feasibility of the Company achieving by 2030 "net-zero" emissions of greenhouse gases from parts of the business directly owned and operated by the Company, including any executive and administrative offices, data centers, product development offices, fulfillment centers and customer service offices, as well as the feasibility of reducing other emissions associated with the Company's activities. The report should be done at reasonable expense and may exclude confidential information.
>
> SUPPORTING STATEMENT
>
> In 2015, 196 parties at the U.N. Climate Change Conference agreed to limit climate change to an average global warming of 2 degrees Celsius above pre-industrial temperatures, with a goal of limiting it to 1.5 degrees Celsius. The Intergovernmental Panel on Climate Change states that to reach this goal, CO_2 emissions must fall to zero by 2040 to 2070, and scientists agree that reaching the Paris Agreement's 1.5 degrees goal means that the world must reach net-zero greenhouse gas ("GHG") emissions by 2030 to 2050, sooner than is currently planned by most corporations and nations.
>
> Achieving net-zero emissions essentially means a reduction in the level of greenhouse gases emitted on an annual basis to a level roughly equal to the amount of renewable energy created by an individual entity. We believe that achieving this goal is important for companies generally to achieve long-term shareholder value. We believe that the Company should be a leader in this area, given its prominent role in the new technology economy.
>
> In implementing this proposal, the Company may wish to consider *The Greenhouse Gas Protocol*, prepared by World Business Council for Sustainable Development and the World Resources Institute, which provides a useful guide for quantifying and reporting corporate GHG emissions. That *Protocol* identifies two types of emissions, which are covered by this proposal:
>
> - *Direct Emissions*, which occur from sources owned or controlled by the company, e.g., company-owned buildings or facilities; and
>
> - *Electricity Indirect Emissions*, which are emissions from electricity purchased and consumed by the company.

> The *Protocol* identifies a third category of other emissions, also covered by this proposal, namely, emissions that are a consequence of a company's activities, but that stem from sources not owned or controlled by the company, *e.g.*, employee business travel, commuting, product end-of-life disposal.
>
> We believe that offsets should be permanent and represent emission reductions that would not likely have occurred in the ordinary course of events. In addition, offsets should represent carbon abatement that is not double counted because it is being counted by another party. Any offsets should account for leakage, *i.e.*, deducting material increases in emissions elsewhere that nullify or reduce the abatement. Finally, we believe that information about offsets should be available publicly to interested parties and independently audited.
>
> We urge you to vote FOR this proposal.

A copy of the GHG Emissions Report Proposal and related correspondence is attached to this letter as Exhibit A.

BASES FOR EXCLUSION OF THE GHG EMISSIONS REPORT PROPOSAL

As discussed more fully below, the Company believes that it may omit the GHG Emissions Report Proposal from its 2017 Proxy Materials in reliance on (i) Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations and (ii) Rule 14a-8(i)(11) because it substantially duplicates a previously received proposal that the Company intends to include its 2017 Proxy Materials.

I. *The GHG Emissions Report Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Concerns the Company's Ordinary Business Operations.*

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that deals with a matter relating to the company's "ordinary business operations." The purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[1] Two central considerations underlie this exclusion. The first relates to matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[2] The second relates to the "degree to which

[1] Release No. 34-40018 (May 21, 1998) (the "1998 Release").

[2] *Id.*

the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[3] In applying Rule 14a-8(i)(7), the Staff has consistently taken the view that a proposal may be excluded under Rule 14a-8(i)(7) if it involves a matter of ordinary business, even if the proposal is framed as the preparation of a report.[4]

Staff guidance indicates that a proposal relating to such ordinary business matters but focusing on sufficiently significant social policy issues generally would not be subject to exclusion under Rule 14a-8(i)(7) because the proposal would transcend day-to-day business matters and raise policy matters so significant that it would be appropriate for a stockholder vote.[5] Further, "[w]hether the significant policy exception applies depends, in part, on the connection between the significant policy issue and the company's business operations."[6] In other words, when a proposal relates to a company's ordinary business operations and does not *focus* on a significant policy issue, or where there is not a "sufficient nexus" between the proposal and the company's "core business," the proposal is excludable under Rule 14a-8(i)(7). In addition, even if a proposal relates to a significant policy issue, the Staff has recognized that it may be excluded in instances where it seeks to micro-manage the company by specifying in detail the manner in which the company should address the policy issue.[7]

---

[3] *Id.*

[4] *See* Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release").

[5] *See* 1998 Release. The Staff recently confirmed this analysis in Staff Legal Bulletin No. 14H (Oct. 22, 2016), where it reiterated that it "intends to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and consistent with the Division's prior application of the exclusion."

[6] *Id.* (citing Staff Legal Bulletin No. 14E (Oct. 27, 2009) (stating that a proposal generally will not be excludable "as long as a sufficient nexus exists between the nature of the proposal and the company").

[7] *See Ford Motor Company* (Mar. 2, 2004) (concurring in the exclusion of a proposal requesting the preparation and publication of scientific report regarding the existence of global warming that would include detailed information on gases, carbon dioxide production and carbon dioxide absolution, among other things, "as relating to ordinary business operations" despite recognition that global warming is a significant policy issue); *Marriott International Inc.* (Mar. 17, 2010) (concurring in the exclusion of a proposal limiting showerhead flow to no more than 1.6 gallons per minute and requiring the installation of mechanical switches to control the level of water flow despite recognition that global warming, which the proposal sought to address, is a significant policy issue, noting in particular that "although the proposals raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate"); *Duke Energy Corporation* (Feb. 16, 2001) (concurring in the exclusion of a proposal requesting 80% reduction in nitrogen oxide emissions from the company's coal-fired plants and limit of 0.15 lbs of nitrogen oxide per million British Thermal Units of heat input for each boiler despite proposal's objective of addressing significant environmental policy issues). In the same way, the Staff has concurred in the exclusion of proposals that seek to impose specific prescriptions in a way that interferes with a company's ordinary business operations.

The GHG Emissions Report Proposal Seeks to Micro-Manage the Company by Imposing a Highly Specific Framework and Timeline for Investigating Complex Policies to Satisfy Quantitative Targets.

Recently, the Staff granted no action relief concerning two proposals that are substantially similar to the GHG Emissions Report Proposal.[8] In both *Apple* and *Deere*, the Staff concurred in the exclusion of a proposal asking that the company generate a feasible plan for achieving net-zero GHG emission status by the year 2030, including as applied to various facilities, operations, offices, and employee travel. In its determination, the Staff noted in particular that "the proposal seeks to micromanage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[9]

As in *Apple* and *Deere*, the GHG Emissions Report Proposal provides highly specific parameters for how the Company should approach achieving "net-zero" GHG emissions status, including by providing a detailed framework for the types of emissions that should or should not be addressed (i.e., emissions from "sources owned or controlled by the company," emissions from "electricity purchased and consumed by the company," and other indirect emissions that do not arise from Company owned or controlled sources, such as "employee business travel, commuting, and product end-of-life disposal"). It also provides specific parameters for how the Proponents believe the Company should calculate its emissions, including the types of offsets that would be permissible. Specifically, the Proponents indicate that offsets:

- "should be permanent and represent emission reductions that would not likely have occurred in the ordinary course of events";
- "should represent carbon abatement that is not double counted because it is being counted by another party"; and
- "should account for leakage, *i.e.*, deducting material increases in emissions elsewhere that nullify or reduce the abatement."

The information sought by the requested report therefore implicates precisely the type of day-to-day business operations that the 1998 Release indicated are too impractical and too complex to subject to direct stockholder oversight.

[8] *See Apple Inc.* (Dec. 5, 2016); *Deere & Company* (Dec. 5, 2016).

[9] *Id.*

The GHG Emissions Report Proposal differs slightly from the proposals in *Apple* and *Deere* by requesting that the Company "prepare a report" that "evaluates the feasibility of the Company achieving by 2030 'net-zero' emissions of greenhouse gases" rather than requesting that the Company "generate a feasible plan" for achieving net-zero GHG emission status by the year 2030.[10] This is a distinction without a difference. The Staff has made clear that asking a company to prepare a report does not save a proposal from the application of Rule 14a-8(i)(7) when the requested report deals with matters of ordinary business, even if the preparation of the report is the only action requested.[11]

Generating the requested report would necessarily require the Company to consider how to develop and implement a feasible plan to reach net-zero GHG emissions status, which would require management to evaluate and prioritize particular courses of action and changes to the Company's operations and business and to replace their own judgment about the best course of action with a course of action directed solely at meeting the specific, arbitrary emissions level, calculation methodology, and timeframe set by the Proponents. Moreover, the underlying subject matter that would be under consideration in connection with assessing the feasibility of such a plan is highly complex. Measuring the Company's direct emissions, let alone the various types of indirect emissions contemplated by the GHG Emissions Report Proposal, would require the Company to consider emissions from thousands of employees, millions of customers, and millions of other potential indirect sources linked to the Company's operations. That effort likely would involve deploying highly complicated technological solutions to adequately and accurately measure sources of GHG emissions over which the Company has no control, such as the modes of transportation used by its employees and customers. To adequately develop the requested report, the Company would need to engage in each step of this analysis. Even if the Company determined it were able to obtain such information, it would still need to consider for purposes of the report how it would analyze, among numerous other factors, (i) all of its direct and indirect sources of GHG emissions to determine what changes would need to be made to third-party processes, technologies and materials so that the indirect sources of GHG emissions could contribute to aggregate net-zero emissions by 2030, and (ii) the impact such changes would have on each aspect of the Company's business and related third party businesses to determine the feasibility of those changes. Analyzing and reporting on the feasibility of these strategic and operational choices would have substantial impacts on the Company's business and operations and require balancing many complex and competing factors. The information sought by the report therefore is indistinguishable from the substance of the proposals in *Apple* and *Deere*.

---

[10] *See id.*

[11] 1983 Release.

The GHG Emissions Report Proposal also provides that the report regarding the feasibility of achieving net-zero GHG emissions status would apply to all "parts of the business directly owned and operated by the Company, including any executive and administrative offices, data centers, product development offices, fulfillment centers and customer service offices, as well as the feasibility of reducing other emissions associated with the Company's activities" and seeks to impose a specific timeline on the analysis that would need to be applied in the requested report. The all-encompassing scope and specified time limitations implicate facility-level operational decisions that fall squarely within the purview of management.

The Staff has long held the position that proposals related to climate change policy that dictate specific management prerogatives are excludable.[12] Just as in *FirstEnergy* and *General Electric*, the GHG Emissions Report Proposal would require the Company to evaluate and make decisions relating to the Company's choices regarding the processes, technologies and materials used by the Company and the impact of those choices on the pricing of the Company's services and the terms of the Company's relationships with its various stakeholders. These are the very types of day-to-day business operation decisions that the 1998 Release identified as too impractical and complex to subject to direct stockholder oversight. Evaluating the feasibility of achieving particular greenhouse gas emissions targets involves complex operational decisions and the work of myriad professionals and experts across varied disciplines who carefully study, among other things, scientific advancements, new technologies, product markets, the Company's operations and capital structure, capital expenditures, and regulatory requirements and compliance. Business judgments must then be made about the strategic allocation of resources among these different strategies. All of this would necessarily be implicated by, analyzed in and disclosed under the requested report, whether the Company ultimately takes any actions contemplated by the report or not. Accordingly, the Company believes the GHG Emissions Report Proposal is excludable pursuant to Rule 14a-8(i)(7).

II. ***The GHG Emissions Report Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates a Previously Received Proposal That the Company Intends To Include in Its Proxy Materials.***

---

[12] *See, e.g., First Energy Corp.* (Mar. 8, 2013) (concurring in the exclusion of a proposal that would specifically require increases in energy efficiency and renewable energy sources to be included in an energy source diversification report because it related to the company's specific choice of technologies for use in its operations); *Dominion Resources. Inc.* (Feb. 3, 2011) (concurring in the exclusion of a proposal requesting that the company initiate a funding program for rooftop solar or wind power); *General Electric Co.* (Jan. 9, 2009) (concurring in the exclusion of a proposal calling for a report on the costs and benefits of divesting the company's nuclear energy investment and instead investing in renewable energy).

The GHG Emissions Report Proposal may also be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates another proposal on sustainability reporting previously submitted to the Company (the "Sustainability Report Proposal") by the New York State Common Retirement Fund (the "Fund"), which the Company intends to include in its 2017 Proxy Materials. The Sustainability Report Proposal sets forth the following resolution to be voted on by stockholders at the 2017 Annual Meeting:

Whereas:

Managing and reporting environmental, social and governance (ESG) business practices helps companies compete in a global business environment characterized by finite natural resources, changing legislation, and heightened public expectations. Reporting allows companies to publicize and gain strategic value from existing sustainability efforts and identify emerging risks and opportunities.

ESG issues can pose significant risks to business, and without proper disclosure, stakeholders and analysts cannot ascertain whether the company is managing its ESG exposure.

More than 1,200 institutional investors managing over $33 trillion have joined The Principles for Responsible Investment, and publicly commit to seek comprehensive corporate ESG disclosure and incorporate it into investment decisions.

The link between strong sustainability management and value creation is increasingly evident. A 2012 Deutsche Bank review of 100 academic studies, 56 research papers, two literature reviews, and four meta-studies on sustainable investing found 89% of studies demonstrated that companies with high ESG ratings show market-based outperformance, and 85% of the studies indicated that these companies experience accounting-based outperformance.

The majority of large corporations also recognize the value of sustainability reporting. As of December 2012, 53% of the S&P 500 and 57% of the Fortune 500 published a corporate sustainability report; 63% of S&P 500 reporters utilized the Global Reporting Initiative (GRI) Guidelines. According to a 2011 KPMG report, 80% of Fortune Global 250 companies produce GRI-based sustainability reports.

Bloomberg reports that the number of customers accessing ESG information on its terminals provided to investors has increased on average 47.7% annually between 2009 and 2012.

Resolved:

Shareholders request that PayPal Holdings, Inc. issue an annual sustainability report describing the company's short- and long-term responses to ESG-related issues. The report should be prepared at a reasonable cost, omit proprietary information, and be made available to shareholders before December, 2017.

Supporting Statement:

The report should address relevant policies, practices, metrics and goals on topics such as: greenhouse gas emissions, water management, waste minimization, energy efficiency, and other relevant environmental and social impacts. The report should include objective quantitative indicators and goals relating to each issue, where feasible.

We recommend that PayPal Holdings consider using the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines to prepare the report. The GRI is an international organization developed with representatives from business, environmental, human rights and labor communities. The Guidelines cover environmental impacts, labor practices, human rights, product responsibility, and community impacts. The provide a flexible reporting system that allows the omission of content irrelevant to company operations.

The Governance & Accountability Institute found that companies who use the GRI framework experience positive associations with inclusion in sustainability-focused stock indices, higher CDP and Bloomberg ESG Disclosure scores, and more favorable third-party disclosure transparency ratings.

A copy of the Sustainability Report Proposal and related correspondence is attached to this letter as Exhibit B.

The Company received the Sustainability Report Proposal from the Fund on December 6, 2016. It received the co-submissions of the GHG Emissions Report Proposal from the Proponents on December 16, 2016.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other."[13]

[13] Exchange Act Release No. 12999 (Nov. 22, 1976) (the "1976 Release").

When two or more substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the earlier received proposal in its proxy materials, unless that proposal may otherwise be excluded.[14] PayPal received the Sustainability Report Proposal first and therefore intends to exclude the GHG Emissions Report Proposal as substantially duplicative of the Sustainability Report Proposal.

Proposals need not be identical to warrant exclusion under Rule 14a-8(i)(11). Instead, in determining whether two or more proposals are substantially duplicative, the Staff has consistently taken the position that proposals with the same "principal thrust" or "principal focus" may be substantially duplicative, even if the proposals differ as to terms and scope or request different actions.[15]

Here, the GHG Emissions Report Proposal is substantially duplicative of the Sustainability Report Proposal because they each share the same core issue and principal thrust: Both proposals request additional reporting by PayPal on how its policies, practices and business operations affect the environment, the sustainability of natural resources, and concerns about human contributions to global warming and other environmental issues, and request the preparation of an assessment of potential long-term responses to those concerns to enable stockholders to more closely track the degree to which the Company takes into account environmental and sustainability concerns in conducting its business activities. The Company acknowledges that there are some differences in the scope and breadth of these proposals. The GHG Emissions Report Proposal focuses specifically on the feasibility of plans to achieve "net-zero" GHG emissions and various related disclosures concerning the Company's operations and measurement of its net greenhouse gas emissions. The Sustainability Report Proposal asks for a more comprehensive "annual sustainability report" that "addresses relevant policies, practices, metrics and goals on topics such as: greenhouse gas emissions… [and] energy efficiency." The comprehensive annual sustainability report would include "objective quantitative indicators and goals relating to each issue, where feasible," but is broad enough to give management the flexibility it requires to appropriately tailor the report in a way that makes sense for the

---

[14] *See, e.g., Great Lakes Chemical Corp.* (Mar. 2, 1998).

[15] *See, e.g., Chevron Corp.* (Mar. 23, 2009) (proposal requesting a report on "the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest" was substantially duplicative of a previously submitted proposal requiring that the company adopt "quantitative, long-term goals . . . for reducing total greenhouse gas emissions"); *Wells Fargo & Co.* (Feb. 8, 2011) (proposal seeking a review and report on the company's internal controls regarding loan modifications, foreclosures and securitizations was substantially duplicative of a previously submitted proposal seeking a report on the company's mortgage loss mitigation policies and outcomes, including home preservation rates and loss mitigation outcomes by race).

Company. To the extent the Sustainability Report Proposal does not expressly mention certain particulars contained in the GHG Emissions Report Proposal, those are the very type of highly specific demands that implicate the ordinary business exclusion, as noted above.

A proposal may be excluded from a company's proxy materials under Rule 14a-8(i)(11) if the earlier submitted proposal subsumes the later proposal.[16] That is the case here. A comprehensive sustainability report that includes metrics and "objective quantitative indicators and goals" with respect to the Company's greenhouse gas emissions clearly subsumes the GHG Emissions Report Proposal's narrower request for a report on whether and how the Company might achieve reductions in greenhouse gas emissions such that it would be a "net-zero" producer of greenhouse gas emissions.

In addition, because the GHG Emissions Report Proposal substantially duplicates the Sustainability Report Proposal, there is a strong likelihood that PayPal's stockholders may be confused if asked to vote on both proposals, as stockholders could assume incorrectly that there must be a substantive difference between the proposals. In addition, if both proposals are voted on at the 2017 Annual Meeting with only one proposal passing, PayPal would not know the intention of its stockholders based on such inconsistent results. As noted above, the purpose of Rule 14a-8(i)(11) is to "eliminate the possibility of stockholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other."[17]

In light of the same core issue and principal thrust shared by the two proposals, the Company believes that the GHG Emissions Report Proposal may be excluded from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(11).

---

[16] *See, e.g.*, *General Electric Co.* (Jan. 23, 2013) (concurring with the exclusion of a proposal to adopt a policy that the company no longer pay dividends or dividend equivalent payments to senior executives for unvested shares as substantially duplicative of an earlier proposal requesting that the company cease all "Executive Stock Option Programs, and Bonus Programs"); *Bank of America Corp.* (Feb. 24, 2009) (concurring with the exclusion of a proposal requesting a policy requiring senior executives to hold at least 75% of shares acquired through equity compensations programs until two years after their termination or retirement as substantially duplicative of an earlier proposal in which a similar policy was one of the many requests made).

[17] 1976 Release.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the GHG Emissions Report Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to the undersigned at ggerstman@sidley.com. If I can be of any further assistance in this matter, please do not hesitate to contact me at (312) 853-2060.

Sincerely,

Gary Gerstman

Gary Gerstman

Attachments

Cc: Brian Yamasaki, Corporate Secretary, PayPal Holdings, Inc.
Cornish F. Hitchcock
Taylor Baldwin, Chief Operating Officer, Baldwin Brothers, Inc.

Exhibit A

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

13 December 2016

Ms. A. Louise Pentland
Senior Vice President, Chief Legal Officer
and Corporate Secretary
2211 North First Street
San Jose, California 95131

Re: Shareholder proposal for 2017 annual meeting

Dear Ms. Pentland:

On behalf of the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I am submitting the enclosed shareholder proposal for inclusion in the proxy materials that PayPal Holdings, Inc. (the "Company") plans to circulate to shareholders in anticipation of the 2017 annual meeting. The proposal relates to the Company's environmental policies.

The Fund is located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund beneficially owns more than $2000 worth of the Company's common stock and has held those shares for over a year. A letter from the Bank as record owner confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2017 annual meeting, which a representative is prepared to attend.

The Fund uses shareholder resolutions as a means to open a dialogue with portfolio companies, and we would be pleased to have a dialogue with you on the issues raised by the resolution. If you believe that such a discussion would be useful, please let me know.

Very truly yours,

Cornish F. Hitchcock

RESOLVED: The shareholders ask the Board of Directors of PayPal Holdings, Inc. (the "Company") to prepare a report to shareholders that evaluates the feasibility of the Company achieving by 2030 "net-zero" emissions of greenhouse gases from parts of the business directly owned and operated by the Company, including any executive and administrative offices, data centers, product development offices, fulfillment centers and customer service offices, as well as the feasibility of reducing other emissions associated with the Company's activities. The report should be done at reasonable expense and may exclude confidential information.

SUPPORTING STATEMENT

In 2015, 196 parties at the U.N. Climate Change Conference agreed to limit climate change to an average global warming of 2 degrees Celsius above pre-industrial temperatures, with a goal of limiting it to 1.5 degrees Celsius. The Intergovernmental Panel on Climate Change states that to reach this goal, CO_2 emissions must fall to zero by 2040 to 2070, and scientists agree that reaching the Paris Agreement's 1.5 degrees goal means that the world must reach net-zero greenhouse gas ("GHG") emissions by 2030 to 2050, sooner than is currently planned by most corporations and nations.

Achieving net-zero emissions essentially means a reduction in the level of greenhouse gases emitted on an annual basis to a level roughly equal to the amount of renewable energy created by an individual entity. We believe that achieving this goal is important for companies generally to achieve long-term shareholder value. We believe that the Company should be a leader in this area, given its prominent role in the new technology economy.

In implementing this proposal, the Company may wish to consider *The Greenhouse Gas Protocol*, prepared by World Business Council for Sustainable Development and the World Resources Institute, which provides a useful guide for quantifying and reporting corporate GHG emissions. That *Protocol* identifies two types of emissions, which are covered by this proposal:

- *Direct Emissions*, which occur from sources owned or controlled by the company, *e.g.,* company-owned buildings or facilities; and
- *Electricity Indirect Emissions*, which are emissions from electricity purchased and consumed by the company.

The *Protocol* identifies a third category of other emissions, also covered by this proposal, namely, emissions that are a consequence of a company's activities, but that stem from sources not owned or controlled by the company, *e.g.*, employee business travel, commuting, product end-of-life disposal.

We believe that offsets should be permanent and represent emission reductions that would not likely have occurred in the ordinary course of events. In addition, offsets should represent carbon abatement that is not double counted because it is being counted by another party. Any offsets should account for leakage, *i.e.*, deducting material increases in emissions elsewhere that nullify or reduce the abatement. Finally, we believe that information about offsets should be available publicly to interested parties and independently audited.

We urge you to vote FOR this proposal.

BALDWIN BROTHERS
The evolution of investment

December 14, 2016

VIA OVERNIGHT MAIL

Ms. A. Louise Pentland
Corporate Secretary
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Corporate Secretary:

Baldwin Brothers Inc. is an investment firm, based in Marion MA.

I am hereby authorized to notify you of our intention to co-file the enclosed shareholder resolution with PayPal Holdings, Inc. on behalf of our client Dylan Sage. Baldwin Brothers Inc. submits this shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Dylan Sage holds more than $2,000 of PYPL common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2017 annual meeting. Enclosed please find verification of the position and a letter from Dylan Sage authorizing Baldwin Brothers Inc. to undertake this filing on his behalf. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We consider Amalgamated Bank's LongView LargeCap 500 Index Fund as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence to me at the address below or at tbaldwin@baldwinbrothersinc.com. We hereby deputize Amalgamated Bank's LongView LargeCap 500 Index Fund to withdraw this resolution on our behalf.

Please also confirm receipt of this letter via email.

Sincerely,

Taylor Baldwin
Chief Operating Officer
Baldwin Brothers, Inc.
204 Spring Street
Marion, MA 02738

Enclosures

RESOLVED: The shareholders ask the Board of Directors of PayPal Holdings, Inc. (the "Company") to prepare a report to shareholders that evaluates the feasibility of the Company achieving by 2030 "net-zero" emissions of greenhouse gases from parts of the business directly owned and operated by the Company, including any executive and administrative offices, data centers, product development offices, fulfillment centers and customer service offices, as well as the feasibility of reducing other emissions associated with the Company's activities. The report should be done at reasonable expense and may exclude confidential information.

SUPPORTING STATEMENT

In 2015, 196 parties at the U.N. Climate Change Conference agreed to limit climate change to an average global warming of 2 degrees Celsius above pre-industrial temperatures, with a goal of limiting it to 1.5 degrees Celsius. The Intergovernmental Panel on Climate Change states that to reach this goal, CO_2 emissions must fall to zero by 2040 to 2070, and scientists agree that reaching the Paris Agreement's 1.5 degrees goal means that the world must reach net-zero greenhouse gas ("GHG") emissions by 2030 to 2050, sooner than is currently planned by most corporations and nations.

Achieving net-zero emissions essentially means a reduction in the level of greenhouse gases emitted on an annual basis to a level roughly equal to the amount of renewable energy created by an individual entity. We believe that achieving this goal is important for companies generally to achieve long-term shareholder value. We believe that the Company should be a leader in this area, given its prominent role in the new technology economy.

In implementing this proposal, the Company may wish to consider The Greenhouse Gas Protocol, prepared by World Business Council for Sustainable Development and the World Resources Institute, which provides a useful guide for quantifying and reporting corporate GHG emissions. That Protocol identifies two types of emissions, which are covered by this proposal:

- Direct Emissions, which occur from sources owned or controlled by the company, e.g., company-owned buildings or facilities; and
- Electricity Indirect Emissions, which are emissions from electricity purchased and consumed by the company.

The Protocol identifies a third category of other emissions, also covered by this proposal, namely, emissions that are a consequence of a company's activities, but that stem from sources not owned or controlled by the company, e.g., employee business travel, commuting, product end-of-life disposal.

We believe that offsets should be permanent and represent emission reductions that would not likely have occurred in the ordinary course of events. In addition, offsets should represent carbon abatement that is not double counted because it is being counted by another party. Any offsets should account for leakage, i.e., deducting material increases in emissions elsewhere that nullify or reduce the abatement. Finally, we believe that information about offsets should be available publicly to interested parties and independently audited.

We urge you to vote FOR this proposal.

BALDWIN BROTHERS

December 12th, 2016

Dylan Sage
Executive Vice President
Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Dear Mr. Sage,

I hereby authorize Baldwin Brothers Inc. and Arjuna Capital to file a shareholder proposal on my behalf at PayPal Holdings, Inc. (PYPL) regarding Greenhouse Gas Emissions.

I am the beneficial owner of more than $2,000 worth of common stock in PYPL that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the Company's annual meeting in 2017.

I specifically give Baldwin Brothers Inc. and Arjuna Capital full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the Corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Dylan Sage

c/o Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Pershing
Advisor Solutions®

December 14th, 2016

Ms. A. Louise Pentland
Corporate Secretary
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

Dear Corporate Secretary:

Re: Dylan Sage / Account # ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Pershing LLC is the record holder for the beneficial owners of the above account, which Baldwin Brothers Inc. manages, and which holds in the account ***FISMA & OMB Memorandum M-07-16*** 300 shares of common stock in PayPal Holdings, Inc. (PYPL).*

As of December 14, 2016, Dylan Sage held, and has held continuously for at least one year, 300 shares of PYPL stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Kaylyn Norvell
Vice President
Account Manager
Pershing Advisor Solutions LLC, a BNY Mellon company

*DATE: The date that the stock position was received by Pershing LLC is 7/23/2015

Exhibit B

THOMAS P. DiNAPOLI
STATE COMPTROLLER

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

December 6, 2016

Ms. Louise Pentland
Vice President, General Counsel
and Corporate Secretary
PayPal Holdings, Inc.
2211 North First St.
San Jose, CA 95131

Dear Ms. Pentland:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform you of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of PayPal Holdings, Inc.. shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should PayPal decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

Whereas:
Managing and reporting environmental, social and governance (ESG) business practices helps companies compete in a global business environment characterized by finite natural resources, changing legislation, and heightened public expectations. Reporting allows companies to publicize and gain strategic value from existing sustainability efforts and identify emerging risks and opportunities.

ESG issues can pose significant risks to business, and without proper disclosure, stakeholders and analysts cannot ascertain whether the company is managing its ESG exposure.

More than 1,200 institutional investors managing over $33 trillion have joined The Principles for Responsible Investment, and publicly commit to seek comprehensive corporate ESG disclosure and incorporate it into investment decisions.

The link between strong sustainability management and value creation is increasingly evident. A 2012 Deutsche Bank review of 100 academic studies, 56 research papers, two literature reviews, and four meta-studies on sustainable investing found 89% of studies demonstrated that companies with high ESG ratings show market-based outperformance, and 85% of the studies indicated that these companies experience accounting-based outperformance.

The majority of large corporations also recognize the value of sustainability reporting. As of December 2012, 53% of the S&P 500 and 57% of the Fortune 500 published a corporate sustainability report; 63% of S&P 500 reporters utilized the Global Reporting Initiative (GRI) Guidelines. According to a 2011 KPMG report, 80% of Fortune Global 250 companies produce GRI-based sustainability reports.

Bloomberg reports that the number of customers accessing ESG information on its terminals provided to investors has increased on average 47.7% annually between 2009 and 2012.

Resolved:
Shareholders request that PayPal Holdings,Inc. issue an annual sustainability report describing the company's short- and long-term responses to ESG-related issues. The report should be prepared at a reasonable cost, omit proprietary information, and be made available to shareholders before December, 2017..

Supporting Statement:
The report should address relevant policies, practices, metrics and goals on topics such as: greenhouse gas emissions, water management, waste minimization, energy efficiency, and other relevant environmental and social impacts. The report should include objective quantitative indicators and goals relating to each issue, where feasible.

We recommend that PayPal Holdings consider using the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines to prepare the report. The GRI is an international organization developed with representatives from business, environmental, human rights and labor communities. The Guidelines cover environmental impacts, labor practices, human rights, product responsibility, and community impacts. The provide a flexible reporting system that allows the omission of content irrelevant to company operations.

The Governance & Accountability Institute found that companies who use the GRI framework experience positive associations with inclusion in sustainability-focused stock indices, higher CDP and Bloomberg ESG Disclosure scores, and more favorable third-party disclosure transparency ratings.

J.P.Morgan

Richard J. Costantino
Vice President
CIB Client Service Americas

December 6, 2016

Ms. Louise Pentland
Senior Vice President, General Counsel and Company Secretary
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

Dear Ms. Pentland,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of PayPal Holdings, Inc. continuously for at least one year as of and including December 6, 2016.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 3,288,475 shares of common stock as of December 6, 2016 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Richard J. Costantino

cc: Patrick Doherty – NYSCRF
Eric Shostal – NYSCRF
Tana Harris – NYSCRF

4 Chase Metrotech Center 4th Floor, Brooklyn, NY 11245
Telephone: +1 212 623 8706 Facsimile: +1 718 242 4508 richard.j.costantino@jpmorgan.com
JPMorgan Chase Bank, N.A.